QUASAR DISTRIBUTORS, LLC

December 15, 2014

VIA EDGAR TRANSMISSION

Ms. Catherine C. Gordon
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:           Oaktree Funds (the “Trust”)
File Nos. 333-1198731 and 811-22997

Dear Ms. Gordon:

REQUEST FOR ACCELERATION.  As the principal underwriter of Oaktree High Yield Bond Fund and Oaktree Emerging Markets Equity Fund (the “Funds”), each a series of the Trust, and pursuant to the U.S. Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, as amended, we request that effectiveness of the Registration Statement that is filed herewith on Form N-1A on behalf of the Funds on December 15, 2014, be accelerated to December 15, 2015, or as soon as practicable thereafter.

Very truly yours,

Quasar Distributors, LLC

 /s/ James R. Schoenike
James R. Schoenike
President
615 East Michigan Street
Milwaukee, WI  53202